Citigroup Funding Inc.
May 4, 2012
Medium-Term Notes, Series D
Offering Summary No. 2012-MTNDG0245
Relating to Preliminary Pricing Supplement No. 2012-MTNDG0245 dated May 3, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

The Buffered Digital Plus Notes, which we refer to as the notes, offer the opportunity for investors to earn a return based on the performance of the Dow Jones Industrial AverageSM, which we refer to as the underlying index, while providing limited protection against negative performance of the underlying index.  Unlike ordinary debt securities, the notes do not pay interest and provide a minimum payment at maturity of only 20% of the stated principal amount.  At maturity, if the closing value of the underlying index remains unchanged or is greater on the valuation date than on the pricing date, you will receive a positive return on the notes equal to the greater of (i) 15% to 18% (to be determined on the pricing date) and (ii) the return on the underlying index.  If, on the other hand, the closing value of the underlying index has declined, then (i) if the closing value has declined by an amount that is less than or equal to the specified buffer amount of 20%, the notes will be redeemed for par or (ii) if the closing value has declined by an amount that is greater than the buffer amount, you will lose 1% for every 1% decline in excess of the buffer amount. The amount you receive at maturity may be significantly less than the stated principal amount of the notes and may be as low as $200 per note.

The notes are a series of unsecured notes issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.
SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 80% less than the stated principal amount of the notes.

Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date*:	May , 2012 (expected to be May 29, 2012)
Original issue date*:	May , 2012 (two business days after the pricing date)
Maturity date*:	December , 2015 (expected to be December 2, 2015)
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity per note:
If the final index value is greater than or equal to the initial index value,
$1,000 + the greater of (i) upside payment and (ii) $1,000 × index percent increase
If the final index value is less than the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%,
$1,000
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%,
($1,000 × index performance factor) + $200
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $200 per note, subject to the credit risk of Citigroup Inc.

Upside payment:	$150 to $180 per note (15% to 18% of the stated principal amount; to be determined on the pricing date)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date*:	November , 2015 (expected to be November 30, 2015), subject to postponement for non-index business days and certain market disruption events
Buffer amount:	20%
Minimum payment at maturity:	$200 per note (20% of the stated principal amount)
CUSIP:	1730T0XK0
ISIN:	US1730T0XK05
Listing:	The notes will not be listed on any securities exchange. Accordingly, the notes may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.

Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer(2)
Per note	$1,000.00	$34.50	$965.50
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $34.50 for each $1,000 note sold in this offering.  The actual underwriting fee per note will be equal to $30.00 for each $1,000 note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $34.50  for each $1,000 note they sell.  Broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisers employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $30.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary for further details.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $34.50.  As noted in footnote (1), the underwriting fee is variable.
You should read this document together with the preliminary pricing supplement, the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Preliminary Pricing Supplement filed on May 4, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312002387/dp30416_424b2-0245.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s Web site at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Investment Overview
The Buffered Digital Plus Notes
The Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015 (the “notes”) can be used:

▪
As an alternative to direct exposure to the underlying index that provides a minimum positive return if the underlying index remains unchanged or appreciates at all in value from the pricing date to the valuation date (as measured on only those two dates) and 1-to-1 participation in any appreciation of the underlying index beyond the minimum positive return; however, by investing in the notes, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of May 3, 2012, yield an average of 2.48% per year.  If the average dividend yield remained constant for the term of the notes, this would be equivalent to 8.68% (calculated on a simple interest basis) over the approximately 3.5-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you;

▪
To enhance returns and potentially outperform the underlying index in scenarios in which the final index value remains unchanged or increases from the initial index value by less than 15% to 18% (to be determined on the pricing date);

▪
To obtain 1-to-1 exposure to the performance of the underlying index in scenarios in which the final index value increases from the initial index value by at least 15% to 18% (to be determined on the pricing date); and

▪	To obtain a buffer against a specified level of negative performance in the underlying index.

Maturity:	Approximately 3.5 years
Upside payment:	$150 to $180 (15% to 18% of the stated principal amount; to be determined on the pricing date)
Buffer amount:	20%
Minimum payment at maturity:	$200 per note (20% of the stated principal amount)
Coupon:	None
Listing:	The notes will not be listed on any securities exchange. Accordingly, the notes may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.

Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

Dow Jones Industrial AverageSM Overview

The Dow Jones Industrial AverageSM is a price-weighted average composed of 30 common stocks representing a broad cross-section of U.S. industry.

Information as of market close on May 3, 2012:

Bloomberg Ticker Symbol:	INDU
Current Closing Value:	13,206.59
52 Weeks Ago (on 5/4/2011):	12,723.58
52 Week High (on 5/1/2012):	13,279.32
52 Week Low (on 10/3/2011):	10,655.30

Dow Jones Industrial AverageSM – Daily Closing Values January 3, 2007 to May 3, 2012

May 2012	Page 2

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Key Investment Rationale

This approximately 3.5-year investment in the notes offers a minimum positive return of 15% to 18% (to be determined on the pricing date) if the underlying index remains unchanged or appreciates at all from the pricing date to the valuation date (as measured on only those two dates), offers an uncapped 1-to-1 participation in any appreciation of the underlying index greater than 15% to 18% (to be determined on the pricing date) and provides a buffer against a decline in the underlying index of up to 20%.  However, if the underlying index declines in value by more than 20% from the pricing date to the valuation date, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of the notes, subject to the minimum payment at maturity of $200 per note.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments are subject to the credit risk of Citigroup Inc.

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of May 3, 2012, the average dividend yield of those stocks was 2.48% per year. If this average dividend yield remained constant for the term of the notes, this would be equivalent to 8.68% (calculated on a simple interest basis) over the approximately 3.5-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

Upside Scenario 1
The closing value of the underlying index is greater on the valuation date than on the pricing date by at least 15% to 18% (to be determined on the pricing date).  In this scenario, each note redeems for more than the stated principal amount of $1,000 by an amount that is proportionate to the percentage increase of the final index value from the initial index value.  For example, if the closing value of the underlying index increases by 30%, each note will redeem for $1,300, or 130% of the stated principal amount of $1,000.

Upside Scenario 2
The closing value of the underlying index is greater on the valuation date than on the pricing date by less than 15% to 18% (to be determined on the pricing date).  In this scenario, each note redeems for a fixed amount equal to $1,150 to $1,180 (115% to 118% of the stated principal amount; to be determined on the pricing date).

Par Scenario
The closing value of the underlying index is lower on the valuation date than on the pricing date by an amount that is less than or equal to the buffer amount of 20%.  In this scenario, each note redeems for the stated principal amount of $1,000.

Downside Scenario
The closing value of the underlying index is lower on the valuation date than on the pricing date by an amount that is greater than the buffer amount of 20%.  In this scenario, each note redeems for less than the stated principal amount by an amount that is proportionate to the percentage decrease of the closing value of the underlying index from the initial index value in excess of the buffer amount. For example, if the underlying index decreases in value by 30%, the notes will redeem for $900, or 90% of the stated principal amount. The minimum payment at maturity is $200 per note.

Summary of Selected Key Risks (see page 10)

▪	The notes do not pay interest, and you may lose up to 80% of the stated principal amount.

▪
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.

▪	The value of the notes prior to maturity will be influenced by many unpredictable factors.

▪	Historically, the closing value of the underlying index has been volatile.

▪
Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.

▪	Adjustments to the underlying index could adversely affect the value of the notes.

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

▪	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

▪	The U.S. federal tax consequences of an investment in the notes are unclear.

May 2012	Page 3

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. (“Citigroup Funding”), will pay no interest or dividends, provide a minimum payment at maturity of only 20% of the stated principal amount and are subject to the terms described in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount of $1,000 based on the closing value of the underlying index on the valuation date. The investor may lose up to 80% of the stated principal amount.  The notes are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Senior Notes program.

Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
May , 2012 (expected to be May 29, 2012)	May , 2012 (two business days after the pricing date)	December , 2015 (expected to be December 2, 2015)
Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 80% less than the stated principal amount of the notes.

Underlying index:	Dow Jones Industrial AverageSM
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Payment at maturity per note:
If the final index value is greater than or equal to the initial index value,
$1,000 + the greater of (i) upside payment and (ii) $1,000 × index percent increase
If the final index value is less than the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%,
$1,000
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%,
($1,000 × index performance factor) + $200
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $200 per note, subject to the credit risk of Citigroup Inc.

Upside payment:	$150 to $180 per note (15% to 18% of the stated principal amount; to be determined on the pricing date)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	(final index value / initial index value)
Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Buffer amount:	20%
Minimum payment at maturity:	$200 per note (20% of the stated principal amount)
Valuation date:	November , 2015 (expected to be November 30, 2015); subject to postponement for non-index business days and certain market disruption events
Risk factors:	Please see “Risk Factors” beginning on page 10.
Clearing and settlement:	DTC

May 2012	Page 4

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

General Information
Listing:	The notes will not be listed on any securities exchange. Accordingly, the notes may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.
CUSIP:	1730T0XK0
ISIN:	US1730T0XK05
Tax considerations:
Prospective investors should note that the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as prepaid forward contracts for U.S. federal income tax purposes.  Each holder, by purchasing the notes, agrees (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.  There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the notes is respected and subject to the discussion in “Description of Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement, the following U.S. federal income tax consequences should result under current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

▪  Upon a sale or exchange of the notes, or retirement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year.

Under current law, Non-U.S. Holders generally should not be subject to U.S. federal withholding or income tax with respect to amounts received on the sale, exchange or retirement of their notes.  Special rules apply to Non-U.S. Holders whose gain on their notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Description of Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement.

Prospective investors in the notes consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc. (“Citigroup Global Markets”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in swaps, options and/or futures contracts on the underlying index or on the stocks that constitute the underlying index, in the stocks that constitute the underlying index and/or in any other securities or instruments that we may wish to use in connection with such hedging. Such activity could increase the value of the underlying index, and, accordingly,

May 2012	Page 5

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

potentially increase the initial index value and, therefore, increase the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the issue price of the notes. We or our affiliates may adjust such hedge during the term of the notes, including on or near the valuation date, and such activity could decrease the value of the underlying index and adversely affect the value of and payment at maturity on the notes. For further information on our use of proceeds and hedging, see “Description of Notes—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.
Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $34.50 for each $1,000 note sold in this offering.  The actual underwriting fee per note will be equal to $30.00 for each $1,000 note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of up to $34.50 for each $1,000 note they sell. Broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisers employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $30.00 for each $1,000 note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors” and “Description of Notes—Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Description of Notes—Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks on the front page of this document, before you invest.

May 2012	Page 6

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

How the Buffered Digital Plus Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates).

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of May 3, 2012, the average dividend yield of those stocks was 2.48% per year. If the average dividend yield remained constant for the term of the notes, this would be equivalent to 8.68% (calculated on a simple interest basis) over the approximately 3.5-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.   You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.   The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

The graph is based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical upside payment:	$165 per note (16.5% of the stated principal amount)
Buffer amount:	20%
Minimum payment at maturity:	$200 per note (20% of the stated principal amount)

Buffered Digital Plus Notes Payoff Diagram

How it works

▪
If the final index value is greater than or equal to the initial index value, the payment at maturity on the notes reflected in the graph above is greater than the $1,000 stated principal amount per note and is equal to the $1,000 stated principal amount plus the greater of (i) the hypothetical upside payment of $165 and (ii) the product of $1,000 and the return on the underlying index.

▪
If the increase in the closing value of the underlying index from the pricing date to the valuation date is greater than or equal to 0% but less than or equal to 16.5%, investors will receive a fixed payment at maturity of $1,165 per note, the stated principal amount plus the hypothetical upside payment.

May 2012	Page 7

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

▪
If, however, the increase in the closing value of the underlying index from the pricing date to the valuation date is greater than 16.5%, investors will instead participate on a 1-to-1 basis in the positive performance of the underlying index.  For example, if the underlying index appreciates 30% from the pricing date to the valuation date, investors will receive a payment at maturity equal to $1,300 per note.

▪
If the final index value is less than the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%, investors will receive the stated principal amount of $1,000 per note.

▪
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%, investors will receive an amount at maturity that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the closing value of the underlying index from the initial index value in excess of the buffer amount of 20%. The minimum payment at maturity is $200 per note.

▪
For example, if the underlying index depreciates 30% from the pricing date to the valuation date, investors will lose 10% of their principal and receive only $900 per note at maturity, or 90% of the stated principal amount.

May 2012	Page 8

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of notes that they hold an amount in cash based upon the closing value of the underlying index on the valuation date, determined as follows:

If the final index value is greater than or equal to the initial index value:

$1,000 + the greater of: (i) Upside Payment; and (ii) $1,000 × Index Percent Increase

The upside payment will be $150 to $180 per note (to be determined on the pricing date).

The index percent increase will be a fraction equal to: (final index value – initial index value) / initial index value

If the final index value is less than the initial index value, but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%:

the stated principal amount of $1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%:

($1,000 × Index Performance Factor) + $200

The index performance factor will be a fraction equal to: final index value / initial index value

Because the index performance factor will be less than 0.8, this payment will be less than the $1,000 stated principal amount per note.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

May 2012	Page 9

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪
The notes do not pay interest, and you may lose up to 80% of the stated principal amount. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 20% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the final index value is less than 80% of the initial index value, the payment at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each note by an amount proportionate to the decrease in the final index value from the initial index value in excess of the buffer amount of 20%. Thus, you may lose up to 80% of the stated principal amount of the notes.  See “How the Buffered Digital Plus Notes Work.”

▪
The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

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The notes will not be listed on any securities exchange, and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in any secondary market that may develop for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction.  Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The value of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes prior to maturity and the price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” below. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

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Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

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Historically, the closing value of the underlying index has been volatile. From January 3, 2007 to May 3, 2012, the closing value of the underlying index has been as low as 6,547.05 and as high as 14,164.53. The volatility of the closing value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of the notes, and possibly as low as $200 per note.

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Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  As of May 3, 2012, the average dividend yield of the underlying index was 2.48% per year.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 8.68% (calculated on a simple interest basis) by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.   The payment scenarios described in this offering summary do not show any effect of lost dividend yield over the term of the notes.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.  Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the index percent increase or index performance factor, as applicable, and will calculate the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index, in swaps, futures and/or options contracts on the underlying index and/or the stocks that constitute the underlying index, as well as in other instruments related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, as a result, could increase the value above which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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The U.S. federal tax consequences of an investment in the notes are unclear. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be affected materially and adversely.  As described above under “Tax considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with

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retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of the accompanying preliminary pricing supplement entitled “Description of Notes—United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Information about the Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM. We have derived all information contained in this offering summary regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information prepared by CME, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones.  We have not independently verified such information.  Such information reflects the policies of, and is subject to change by, CME.  The Dow Jones Industrial AverageSM is an index calculated, published and disseminated by CME.  CME has no obligation to continue to publish, and may discontinue publication of, the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

On November 4, 2011, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc., the 90% owner of CME Indices, announced a new joint venture, S&P/Dow Jones Indices, which will own the S&P Indices business and the Dow Jones Indexes business, including the Dow Jones Industrial AverageSM.  McGraw-Hill and CME Group Inc. expect the S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

The Dow Jones Industrial AverageSM was introduced to the investing public by Charles Dow on May 26, 1896 and originally comprised only 12 stocks.  It has since become one of the most well known and widely followed indicators of the U.S. stock market and is the oldest continuing stock market index in the world.  The Dow Jones Industrial AverageSM consists of 30 common stocks chosen as representative of the broad market of U.S. industry.  Many of the companies represented in the Dow Jones Industrial AverageSM are household names and leaders in their respective industries, and their stocks are widely held by both individual and institutional investors.  Because the Dow Jones Industrial AverageSM is so well known and its performance is generally perceived to reflect that of the overall domestic equity market, it is often used as a benchmark for investments in equities, mutual funds, and other asset classes.

The Dow Jones Industrial AverageSM is a price-weighted index rather than market capitalization-weighted index. In essence, the Dow Jones Industrial AverageSM consists of one share of each of the 30 stocks included in the Dow Jones Industrial AverageSM. Thus, the weightings of the components of the Dow Jones Industrial AverageSM are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding. This distinction stems from the fact that, when initially created, the Dow Jones Industrial AverageSM was a simple average, and was computed merely by adding up the prices of the stocks in the Dow Jones Industrial AverageSM and dividing that sum by the total number of stocks in the Dow Jones Industrial AverageSM.  However, it eventually became clear that a method was needed to smooth out the effects of stock splits and other composition changes to prevent these events from distorting the level of the Dow Jones Industrial AverageSM.  Therefore, a divisor was created that has been periodically adjusted over time.  This divisor, when divided into the sum of the prices of the stocks in the Dow Jones Industrial AverageSM, generates the number that is reported every day in newspapers, on television and radio, and over the internet.  With the incorporation of the divisor, the Dow Jones Industrial AverageSM can no longer be considered an average.

The components of the Dow Jones Industrial AverageSM are selected by a committee composed of the managing editor of The Wall Street Journal, which is published by Dow Jones, the head of Dow Jones Indexes research and the head of CME Group Inc. research (the “Averages Committee”).  The Averages Committee was created in February 2010, when Dow Jones Indexes became part of CME.  Periodically, the Averages Committee reviews and makes changes to the composition of the Dow Jones Industrial AverageSM.  While component selection is not governed by quantitative rules, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.  The inclusion of any particular company in the Dow Jones Industrial AverageSM does not constitute a prediction as to the company’s future results of operations or stock market performance.  For the sake of continuity, composition changes are rare, and generally have occurred only after corporate acquisitions or other dramatic shifts in a component company’s core business.  When such an event necessitates that one component be replaced, the entire index is reviewed.  As a result, multiple component changes are often implemented simultaneously.

License Agreement. The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME, and has been licensed for use.  “Dow Jones®,” “Dow Jones Indexes,” “DJIA” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones Trademark Holdings, LLC, have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets and its affiliates.  Dow Jones, CME and their respective affiliates have no relationship to Citigroup Funding or to its affiliates (other than transactions entered into in the ordinary course of business), other than the licensing of the Dow Jones Industrial AverageSM and their respective service marks for use in connection with the certain financial products, including the notes.  The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and such corporations make no representation regarding the advisability of investing in the notes.

Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Citigroup Funding, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the Dow

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Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Jones Industrial AverageSM.  It is possible that this trading activity will affect the value of the Dow Jones Industrial AverageSM and the notes.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND SUCH CORPORATIONS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS AND ITS AFFILIATES, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND CITIGROUP GLOBAL MARKETS AND ITS AFFILIATES, OTHER THAN THE LICENSORS OF CME.

All disclosures contained in this offering summary regarding the Dow Jones Industrial AverageSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by CME, without independent verification.

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Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due December    , 2015

Historical Information
The following table sets forth the published high, low and end-of-quarter closing values of the underlying index for each quarter in the period from January 3, 2007 through May 3, 2012.  The closing value of the underlying index on May 3, 2012 was 13,206.59.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical closing values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on the valuation date.

Dow Jones Industrial AverageSM	High	Low	Period End
2007
First Quarter	12,786.64	12,050.41	12,354.35
Second Quarter	13,676.32	12,382.30	13,408.62
Third Quarter	14,000.41	12,845.78	13,895.63
Fourth Quarter	14,164.53	12,743.44	13,264.82
2008
First Quarter	13,056.72	11,740.15	12,262.89
Second Quarter	13,058.20	11,346.51	11,350.01
Third Quarter	11,782.35	10,365.45	10,850.66
Fourth Quarter	10,831.07	7,552.29	8,776.39
2009
First Quarter	9,034.69	6,547.05	7,608.92
Second Quarter	8,799.26	7,761.60	8,447.00
Third Quarter	9,829.87	8,146.52	9,712.28
Fourth Quarter	10,548.51	9,487.67	10,428.05
2010
First Quarter	10,907.42	9,908.39	10,856.63
Second Quarter	11,205.03	9,774.02	9,774.02
Third Quarter	10,860.26	9,686.48	10,788.05
Fourth Quarter	11,585.38	10,751.27	11,577.51
2011
First Quarter	12,391.25	11,613.30	12,319.73
Second Quarter	12,810.54	11,897.27	12,414.34
Third Quarter	12,724.41	10,719.94	10,913.38
Fourth Quarter	12,294.00	10,655.30	12,217.56
2012
First Quarter	13,252.76	12,359.92	13,212.04
Second Quarter (through May 3, 2012)	13,279.32	12,715.93	13,206.59

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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